SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 002-86947

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2019

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of United Bankshares, Inc. Savings and Stock Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan the Plan as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2019, in conformity with the basis of accounting described in Note 1.

Modified Cash Basis of Accounting

As described in Note 1, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1989.

Charleston, West Virginia

June 26, 2020

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2019	2018
Assets
Investments, at fair value	$139,676,106	$101,262,473

Notes receivable from participants	474,508	375,151

Net assets available for benefits	$140,150,614	$101,637,624

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2019

Additions
Investment income:
Interest and dividends	$4,990,192
Net appreciation in fair value of investments	19,331,172

Total investment gain	24,321,364

Contributions:
Employee contributions	8,727,436
Employer contributions	4,462,613
Rollover contributions	8,854,103

Total contributions	22,044,152

Total additions	46,365,516

Deductions
Withdrawals and benefits paid directly to participants	7,575,179
Administrative expenses paid by participants	277,347

Total deductions	7,852,526

Net increase	38,512,990

Net assets available for benefits:
Beginning of year	101,637,624

End of year	$140,150,614

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2019

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 4 for disclosures related to fair value measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest. Defaulted loans, if any, are reclassified as distributions.

Developments During the Year of 2019

In 2019, the 401(k) plan of Cardinal Financial Corporation (Cardinal), acquired by United in April of 2017, was terminated in accordance with applicable law and regulations. Upon termination of the plan, each employee of Cardinal and its subsidiaries that was a participant in Cardinal’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the acquisition date, became eligible to participate in United’s 401(k) plan when administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Account balances under Cardinal’s terminated 401(k) plan became eligible for distribution or rollover, in accordance with the terms and conditions of the United 401(k) plan, upon an IRS review, and in accordance with applicable law and regulations. Any other former employee of Cardinal or its subsidiaries that is employed by United or its subsidiaries after the Acquisition Date became eligible to be a participant in United’s 401(k) plan upon complying with eligibility requirements. Majority of the rollovers into United’s 401 (k) plan in 2019 were rollovers from participants in Cardinal’s 401 (k) plan.

New Accounting Pronouncements

In April 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-04 “Codification improvement to Topic 326, Financial Instruments-Credit Loses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” The amendments clarify the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments. The amendments also address partial-term fair valued hedges, fair value hedge basis adjustments. The amendments to the credit losses and hedging standards have the same effective dates as those standards, unless an entity has already adopted the standards. The amendments to recognition and measurement guidance are effective for fiscal years beginning after December 15, 2019; early adoption is permitted. ASU No. 2019-04 was adopted by the Plan on January 1, 2020. The adoption did not have a material impact on the Plan’s financial condition.

In August 2018, FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” This amendment changes the fair value measurement disclosure requirements of ASC Topic 820 and is the result of a broader disclosure project called FASB Concepts Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements, which was finalized in August 2018. ASU No. 2018-13 is effective for all entities for fiscal years, and interim fiscal periods within those fiscal years, beginning after December 15, 2019; early adoption is permitted for any eliminated or modified disclosure upon issuance of this ASU. ASU No. 2018-13 was adopted by the Plan on January 1, 2020 and did not have a significant impact on the Plan’s financial statements.

In July 2018, FASB issued ASU No. 2018-09, “Codification Improvements”. The amendments of ASU No. 2018-09 affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected guidance. Some amendments do not require transition guidance and are effective upon issuance. ASU No. 2018-09 is effective for all public entities for fiscal years after December 15, 2018, including interim periods within those fiscal years. ASU No. 2018-09 was adopted by the Plan on January 1, 2019 and did not have a significant impact on the Plan’s financial statements.

In January 2016, FASB issued ASU No. 2016-01, Financial Instrument (Subtopic 825-10) – Overall Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amended ASC 825, Financial Instruments, which eliminates the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825. This ASU is effective for years beginning after December 15, 2018. ASU No. 2016-01 was adopted by the Plan on January 1, 2019 and did not have a significant impact on the Plan’s financial statements.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank is the trustee of the Plan. FASCore, LLC, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the record-keeper of the Plan. Great-West Trust Company, LLC, a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, is the custodian of the Plan. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Periodically, the Plan has been amended and restated. In 2019, an amendment was made to modify the minimum eligible rollovers amount. Specifically, a Plan participant may roll over his or her plan account balance even if the distribution is expected to be less than $200 in total for the year. This amendment also updates the provision regarding the timing of Plan participant deferral election changes. The Plan participant may make a change as to the amount deferred per pay or the percentage of compensation deferred effective as of any future pay date. This amendment became effective September 1, 2019.

In addition, another amendment was made in 2019 to modify reasons for permitted hardship withdrawal. In addition to the reason already permitted under the Plan for a hardship withdrawal, a Plan participant may also request a hardship withdrawal to repair damages to his or her home occurring under the federal disaster designation, pay expenses and losses occurring under a FEMA declaration, and other immediate and heavy financial need designated by the US Treasury Department, all provided that the other prerequisites for taking a hardship withdrawal under the Plan are met. To be treated as an immediate and heavy financial need, the participant must state in writing, and there must not be any actual knowledge to the contrary, that he or she has insufficient cash or other liquid assets to meet the need and has obtained all other available distributions, including available ESOP dividend distributions, but not including hardship distributions under the United Plan and any other deferred compensation plan of United. The participant is not required to first take a loan from the United Plan to meet this requirement. This amendment became effective January 1, 2020.

In 2018, an amendment was made to modify the eligibility to make elective deferrals and employee contributions after a hardship distribution in accordance with certain recent legislative changes. In particular, funds available for hardship withdrawal from participant accounts will include not only employee elective deferrals, but also the earnings on employee elective deferrals. In addition, participants will not be required to take all available plan loans before taking a hardship distribution and the exclusion of participants from making employee elective deferrals for six months after taking a hardship distribution no longer will apply. This amendment became effective January 1, 2019.

Contributions

Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax or after-tax basis subject to the Internal Revenue Code’s limitations.

As of December 2019, United matched 100 percent of the first 4 percent of a participant’s pay, based on the participant’s deferral election. These matching contributions are made by United on a bi-weekly basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.

Effective May 1, 2020, United increased the 100 percent match to the first 5 percent of a participant’s pay, for the period May 1, 2020 to December 31, 2020, deferred by any participant eligible to participate in United’s matching contributions since the immediately preceding calendar year. The increase also applies to plan years beginning on or after January 1, 2021.

Participants who have benefits in another qualified retirement plan, an IRA or other Roth elective deferral accounts, may transfer them into United’s Plan, if the other plan allows rollovers and the Plan Administrator for this Plan agrees to the transfer. Starting June 1, 2016, acceptable participant loans from other qualified plans can also be rolled over into the Plan. Rollovers are required to be made in accordance with IRS guidance, including any limitation on the number of permitted rollovers in a year.

Participants may choose to have their deferral contributions directed to any of 28 investment options, including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1 percent or designated by specific dollar amounts. Participants may make changes in their contribution percentage at any time according to the Plan specifications. Allocations among fund options offered by the Plan may be changed on a daily basis.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1⁄2. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 70 1⁄2 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner of the Company must commence by April 1st of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59 1⁄2, or is made to the beneficiary on or after death, or is distributed to the participant due to becoming disabled. Such distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.

Administrative Expenses

The Plan charges Plan administrative fees which include expenses such as transaction processing, recordkeeping, website management, call center staffing, and trust/custody services. Each participant is charged an annual Plan administration fee of $85, which is assessed monthly. In addition, an annual Trustee fee of 0.12% of assets in each participant’s account, excluding United Bankshares, Inc. stock, is charged and assessed monthly. The Plan also charges a $50 loan origination fee with an annual $25 annual loan maintenance fee for any new loans that are issued. These fees are included in administrative expenses paid by the participants in the accompanying statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

4. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.

The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). All of the Plan’s mutual funds and common stock are classified as Level 1.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2019 and December 31, 2018:

	Fair Value Measurements at December 31, 2019 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$41,386,683	$41,386,683	$—	$—
Mutual funds	80,780,374	80,780,374	—	—
Investments measured at net asset value (a)(b)	17,509,049	—	—	—

Total assets at fair value	$139,676,106	$122,167,057	$—	$—

	Fair Value Measurements at December 31, 2018 Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock	$30,913,830	$30,913,830	$—	$—
Mutual funds	56,916,493	56,916,493	—	—
Investments measured at net asset value (a)(b)	13,432,150	—	—	—

Total assets at fair value	$101,262,473	$87,830,323	$—	$—

(a)

In accordance with ASC Topic 820-10, certain investments that were measured using the net asset value practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(b)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2019	2018
Net assets available for benefits per the financial statements	$140,150,614	$101,637,624
Participant loans in default	(15,912)	(15,225)

Net assets available for benefits per the Form 5500	$140,134,702	$101,622,399

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2019:

2019
Increase in net assets available for benefits per the financial statements	$38,512,990
Net change in deemed distributions for defaulted loans	(687)

Net gain per the Form 5500	$38,512,303

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Transactions With Parties-in-Interest

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2019, the Plan received approximately $1,383,123 in common stock dividends from the Company. The Plan also holds 1,070,530 shares of United common stock, which had a fair value of $38.66 per share at December 31, 2019.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

9. Commitments and Contingencies

The Plan did not have any commitments and contingencies that would require financial statement disclosure for the Plan.

10. Subsequent Events

CORONAVIRUS (COVID-19) PANDEMIC

As of December 31, 2019, there were reported cases of a “pneumonia of unknown cause” that were limited to one region of the world. By January 7, 2020, the exact strain, a new type of coronavirus, was identified, and initially named 2019-nCoV. On January 21, 2020 the first case of the new coronavirus was reported in the United States (U.S.). On January 30, 2020, the World Health Organization (WHO) declared the outbreak a “Public Health Emergency of International Concern.” In February of 2020, the WHO officially began calling the disease COVID-19. On March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. In the U.S., President Trump declared the COVID-19 pandemic a national emergency on March 13, 2020.

The COVID-19 pandemic has had a severe disruptive impact on the U.S. and global economy with businesses closing in response to the pandemic. The economic disruption caused by the virus outbreak has caused downturns and increased uncertainty and volatility in financial markets and has affected, and may continue to affect, the market price of United’s common stock and other Plan assets.

On March 29, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. In April 2020, United adopted a short-term Plan modification that complies with the CARES Act. United continues to monitor the impact of the COVID-19 pandemic closely, as well as any changes to the Plan that may be required from any subsequent legislation; however, the extent to which the COVID-19 pandemic will continue to impact the financial markets as well as United’s operations and financial results during the remainder of 2020 will depend on future developments that are highly uncertain and cannot be predicted.

ACQUISITION

On May 1, 2020 (Acquisition Date), United acquired 100% of the outstanding common stock of Carolina Financial Corporation (Carolina Financial), a Delaware corporation headquartered in Charleston, South Carolina. Carolina Financial was merged with and into United, pursuant to the terms of the Agreement and Plan of Merger, dated November 17, 2019, by and between United and Carolina Financial. As of the Acquisition Date, Carolina Financial was the plan sponsor for the Carolina Financial Corporation 401(k) Retirement Plan (Carolina Financial’s 401(k) plan).

At the Acquisition Date, Carolina Financial’s 401(k) plan was terminated the day prior to merger date in accordance with applicable law and regulations. Each eligible employee of Carolina Financial and its subsidiaries that was a participant in Carolina Financial’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the Acquisition Date, became eligible to participate in United’s 401(k) plan as soon as administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Account balances under Carolina Financial’s terminated 401(k) plan will be eligible for distribution or rollover upon an IRS review and letter of determination being received, and in accordance with applicable law and regulations. Any other former employee of Carolina Financial or its subsidiaries that is employed by United or its subsidiaries after the Acquisition Date shall be eligible to be a participant in United’s 401(k) plan upon complying with eligibility requirements.

The Plan has evaluated additional subsequent events through the date the financial statements were issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2019 and determined that there are no other subsequent events that require recognition or disclosure in these financial statements.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2019

		(c)
		Description of Investment,
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value
	American Beacon Bridgeway LG CP VAL Inst.	11,621	shares	$	$315,403
	Baird Aggregate Bond Inst.	449,753	shares		5,041,725
	Credit Suisse Floating Rate Hi Income Inst.	29,014	shares		193,235
	Dodge & Cox Balanced Fund	72,807	shares		7,397,193
	Edgewood Growth Inst.	30,858	shares		1,188,664
	Federated Capital Preservation Fund R6P	1,750,905	shares		17,509,049
	Federated Instl. High Yield Bond R6	102,246	shares		1,016,330
	Federated Mid-Cap Index R6	523,201	shares		10,401,245
	Harding Loevner Instl. Emerging Markets	52,854	shares		1,193,445
	Ishares S&P 500 Index K	27,754	shares		10,621,864
	JOHCM International Select I	47,678	shares		1,145,219
	Oakmark International Inst.	131,028	shares		3,265,208
	Principal Smallcap S&P 600 Index Inst.	223,806	shares		5,545,925
	Vanguard Growth Index – Admiral	96,571	shares		9,062,234
	Vanguard High Dividend Yield Index Admiral	199,686	shares		5,643,120
	Vanguard REIT Index – Admiral	4,352	shares		572,603
	Vanguard Target Retirement 2020 Inv	85,500	shares		2,781,299
	Vanguard Target Retirement 2025 Inv	69,791	shares		1,384,655
	Vanguard Target Retirement 2030 Inv	109,196	shares		3,980,196
	Vanguard Target Retirement 2035 Inv	69,604	shares		1,567,489
	Vanguard Target Retirement 2040 Inv	80,085	shares		3,133,719
	Vanguard Target Retirement 2045 Inv	35,815	shares		884,624
	Vanguard Target Retirement 2050 Inv	68,942	shares		2,741,810
	Vanguard Target Retirement 2055 Inv	9,727	shares		420,102
	Vanguard Target Retirement 2060 Inv	5,628	shares		214,759
	Vanguard Target Retirement 2065 Inv	5,553	shares		133,539
	Vanguard Target Retirement Income Inv	66,532	shares		934,769
*	United Bankshares, Inc. Common Stock	1,070,530	shares	34,756,656	41,386,683

*	Loans to participants (interest rates ranging from 4.25% to 6.50%)				474,508

					$140,150,614

*	Represents a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 26, 2020